EXHIBIT 99.1

Huazhu Group Limited Announces Preliminary Results for Hotel Operations  in the Third Quarter of 2019

  Net revenue for 2019 Q3 is expected to increase by 10%-11% year-over-year, in line with guidance.
  Our unopened hotel pipeline further accelerated to an historical high of 1,736 hotels as of September 30, 2019.

SHANGHAI, China, Oct. 16, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or “our”), a leading and fast-growing multi-brand hotel group in China, today announced preliminary results for hotel operations in the third quarter ended September 30, 2019.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q3 2019	in Q3 2019	in Q3 2019	September 30, 2019	in Q3 2019	September 30, 2019
Leased and owned hotels	13	(12)	1	697	1,027	88,206
Manachised and franchised hotels	535	(50)	485	4,454	40,091	416,208
Total	548	(62)	486	5,151	41,118	504,414
(1) Reasons for closures include property-related issues, operating loss and non-compliance issues. In Q3 2019, 4 hotels were temporarily closed for brand upgrades.

	As of September 30, 2019
	Number of hotels in operation	Unopened hotels in pipeline
Economy hotels	3,204	546
Leased and owned hotels	425	1
Manachised and franchised hotels	2,779	545
Midscale and upscale hotels	1,947	1,190
Leased and owned hotels	272	51
Manachised and franchised hotels	1,675	1,139
Total	5,151	1,736

Operating Metrics

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2018	2019	2019	change
Average daily room rate (in RMB)
Leased and owned hotels	279	281	288	3.1%
Manachised and franchised hotels	228	225	235	3.4%
Blended	239	236	245	2.6%
Occupancy rate (as a percentage)
Leased and owned hotels	92.0%	89.4%	90.0%	-2.0	pp
Manachised and franchised hotels	90.4%	86.3%	87.2%	-3.2	pp
Blended	90.7%	86.9%	87.7%	-3.1	pp
RevPAR (in RMB)
Leased and owned hotels	257	252	259	0.8%
Manachised and franchised hotels	206	194	205	-0.3%
Blended	217	206	215	-0.8%

Business Update by Segment

Hotel portfolio by brand

	Number of hotels in operation
	Net added	As of
	in Q3 2019	September 30, 2019
Economy hotels	214	3,204
HanTing Hotel	50	2,381
Hi Inn	35	450
Elan Hotel	129	373
Midscale and upscale hotels	272	1,947
HanTing Premium Hotel	51	180
Ibis Hotel	20	179
Ibis Styles Hotel	6	50
Starway Hotel	52	317
JI Hotel	93	759
Orange Select Hotel	17	233
Crystal Orange Hotel	11	77
Manxin Hotels & Resorts	4	39
Madison Hotel	5	5
Mercure Hotel	11	63
Novotel Hotel	0	9
Grand Madison Hotel	1	1
Joya Hotel	0	6
Vue Hotels & Resorts	1	21
Grand Mercure Hotel	0	8
Total	486	5,151

Same-hotel operational data by segment
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended		yoy	For the quarter ended		yoy	For the quarter ended		yoy
			September 30,		change	September 30,		change	September 30,		change
	2018	2019	2018	2019		2018	2019		2018	2019	(p.p.)
Economy hotels	2,500	2,500	186	179	-3.7%	196	194	-0.7%	95.2%	92.2%	-3.0
Leased and owned hotels	414	414	200	197	-1.6%	211	212	0.6%	95.0%	92.9%	-2.0
Manachised and franchised hotels	2,086	2,086	182	175	-4.3%	192	190	-1.0%	95.3%	92.1%	-3.2
Midscale and upscale hotels	861	861	289	278	-3.9%	332	325	-2.2%	87.1%	85.6%	-1.5
Leased and owned hotels	184	184	355	337	-5.3%	396	382	-3.5%	89.8%	88.1%	-1.7
Manachised and franchised hotels	677	677	265	257	-3.2%	308	303	-1.5%	86.1%	84.7%	-1.5
Total	3,361	3,361	219	211	-3.8%	236	234	-1.1%	92.6%	90.1%	-2.5

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor. As of September 30, 2019, Huazhu operated 5,151 hotels with 504,414 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, and Vue Hotels & Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2019, Huazhu operates 17 percent of its hotel rooms under lease and ownership model, and 83 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging in China; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com